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www.egsllp.com

VIA EDGAR

September 29, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

Re:	Fig Publishing, Inc Offering Statement on Form 1-A Filed August 27, 2020 File No. 024-11304

Dear Ms. Krebs:

On behalf of our client, Fig Publishing, Inc. (the “Company”), we hereby provide responses to the comments received in the letter dated September 23, 2020 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Offering Statement on Form 1-A filed on August 27, 2020 (the “Offering Statement”). Disclosure changes discussed below have been made in the Company’s Amendment No. 1 to the Offering Statement (“Amendment No. 1”), which is being filed with the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined herein are used as defined in the Offering Statement and Amendment No. 1 (or, if a change has been made to the definition, as defined in Amendment No. 1).

Offering Statement on Form 1-A Filed August 27, 2020

Summary

Current Developer – Digital Eclipse, page 3

1.	You disclose that Digital Eclipse has been working with intellectual property holders of classic games and state your belief that Digital Eclipse will be able to retain a greater percentage of profits with funding from Fig Publishing compared to working only with intellectual property holders. Please clarify the basis for your belief. Also clarify if Digital Eclipse will need permission from intellectual property holders of classic games for it to develop such classic games under the license agreement with Fig Publishing.

In response to this comment, the Company has revised its disclosure. See page 3 of Amendment No. 1.

Revenue Sharing Formula, page 5

2.	Please clarify that Gross Receipts is net of certain expenses and fees, such as distributer fees.

In response to this comment, the Company has revised its disclosure. See page 5 of Amendment No. 1.

U.S. Securities and Exchange Commission
Attn: Kathleen Krebs, Special Counsel
September 29, 2020
Page 2 of 2

The Games, The Developer and The Shares

Illustrative Revenue Sharing and Dividend Example, page 41

3.	Please explain how the second table illustrates how the dividends per holder of FGS – DE would be reduced if only a portion of the funds raised from this offering are provided to Digital Eclipse. In this regard, revise the funding assumptions used for this table to yield a different amount of dividends per share for the tables presented. Also revise the illustrative example on page 7 to make any corresponding changes.

In response to this comment, the Company has revised its disclosure. See pages 7 and 42 of Amendment No. 1.

Potential Cumulative Dividends, page 43

4.	Please revise to disclose the total number of shares of FGS - DE assumed to be outstanding for purposes of the chart. Also, revise to present scenarios where the amount of proceeds raised in the offering is less than the funds contributed to Digital Eclipse for Licensed Game(s) under the License Agreement. In addition, provide an indication that Fig’s Revenue Share will terminate on the fifth anniversary of Fig receiving three times the amount of Fig Funds provided to Digital Eclipse.

In response to this comment, the Company has revised its disclosure. See page 44 of Amendment No. 1.

Compensation of Directors and Executive Officers, page 52

5.	We note that the Loose Tooth Industries, Inc. allocated stock-based compensation expense to the company for the years ended September 30, 2019 and 2018. Please revise the summary compensation table to disclose the amount that each of your officers and directors received in fiscal year 2019. Also, briefly describe the compensation to be made by OpenDeal Inc. to the executive officers and directors for their work at the company.

In response to this comment, the Company has revised its disclosure. See page 52 of Amendment No. 1.

General

6.	You disclose on page 44 that “[i]n the event Fig does not contribute all of the Fig Funds to the Developer for Licensed Games, any Fig Funds not otherwise used for pre-disclosed fees related to the offering will be returned to holders of FGS – DE on a pro-rata basis at the time of the cancellation of the FGS – DE.” Please revise to highlight this aspect of the offering and the FGS – DE securities throughout the offering circular, including on the offering circular cover page, Summary and Plan of Distribution. Discuss whether the offering proceeds will be held in an escrow or trust account pending the contribution of funds to Digital Eclipse, what fees will be withheld, whether interest will be paid upon return of the funds and how long the company may hold the proceeds before returning them to FGS – DE shareholders.

In response to this comment, the Company has revised its disclosure. See the prospectus cover page and pages 24 and 45 of Amendment No. 1.

We thank the Staff for its consideration of the foregoing. If you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com.

Sincerely,

/s/ Richard Baumann
Richard Baumann

cc: Chuck Pettid, President and Director, Fig Publishing, Inc.